650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 7, 2012

Via Secure E-mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Confidential Draft Registration Statement on Form S-1
CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity”), we are supplementally providing certain 2009 financial information requested by staff (the “Staff”) of the Securities and Exchange Commission during a conference telephone call held on September 5, 2012 among members of the Staff and representatives of SolarCity, Ernst & Young LLP and Wilson Sonsini Goodrich & Rosati, relating to the above-referenced Confidential Draft Registration Statement on Form S-1. We have included this financial information on Attachment A hereto.

Please direct any questions with respect to the Registration Statement and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard
cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

September 7, 2012

ATTACHMENT A

The table below analyzes the actual cash payments made for inventory purchases compared with the costs incurred for solar energy systems for the year ended December 31, 2009.

Purchases of inventory and solar energy systems installation costs in the year	Year ended December 31, 2009
Closing balance for inventory	$14,253

Add:
Cost of solar energy system sold to customers	28,971
Costs incurred on solar energy systems, leased and to be leased	61,661

Total solar energy systems costs incurred in the period	90,632

Less: opening inventory balance	(8,565)

Purchases in the period for inventory and solar energy systems installation costs (transferred to A below)	$96,320

Payments made in the year
Opening balance of liability for inventory purchases and solar systems installations	9,340

Add: Purchases in the period for inventory and solar energy systems installation costs (from A above)	96,320

Less: Closing balance of liability for inventory purchases and solar systems installations	(22,741)

Payments made in the period	$82,919

We advise the Staff that we executed our first solar investment fund in 2008, and in 2009 we started to focus more on the leasing business as we executed three additional investment funds with two new investors. The focus on the statement of cash flows then was to reflect the level of our investments in the solar energy systems that we installed during the year that were financed through the investment funds, all which were leased to customers.

We further note that at the end 2009, the level of accounts payables was high compared to the value of inventory held. This was as a result of staff attrition that we experienced towards the end of 2009 within our accounts payable department resulting in delays in making payments to suppliers. This caused the lower payments compared to the costs we incurred on solar energy systems completed in latter part of 2009. We view this as a one off event and not a change to our policy of matching payments with the deployment of inventory. Additionally while we note that it is possible that a portion of the unpaid accounts payable amounts at the end of the 2009 may have related to the leased solar energy systems, it would be difficult to specifically identify the amounts that related to the leased solar energy systems and the amounts that related to the systems that we sold to customers since we do not track the payments at

Securities and Exchange Commission

September 7, 2012

the specific component part level. We considered that allocating the payments made in the year first to the cost of leased systems and disclosing these amounts as cash outflows from investing activities was a better presentation of the level of our investments in solar energy systems through the investment funds, which we considered to be the future focus of our business.